SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Amendment No. 10

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

40 West 57th Street, 24th Floor

New York, New York 10019

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

June 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 9 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL PARTNERS III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,740,281
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,740,281
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,740,281
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.7%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 9 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL ADVISORS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,740,281
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,740,281
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,740,281
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.7%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 9 Pages)

(1)	Name of reporting person MHR FUND MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,984,753
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,984,753
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,984,753
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 9 Pages)

(1)	Name of reporting person MHR HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,984,753
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,984,753
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,984,753
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 9 Pages)

(1)	Name of reporting person MARK H. RACHESKY, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 13,997,556
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,997,556
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,997,556
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%
(14)	Type of reporting person (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 10, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), on October 9, 2012 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), on October 26, 2012 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on December 12, 2012 by Amendment No. 5 to the Initial Schedule 13D (“Amendment No. 5”), on July 15, 2013 by Amendment No. 6 to the Initial Schedule 13D (“Amendment No. 6), on July 17, 2013 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7”), on March 11, 2014 by Amendment No. 8 to the Initial Schedule 13D (“Amendment No. 8”), and on April 10, 2014 by Amendment No. 9 to the Initial Schedule 13D (“Amendment No. 9” and, together with Amendment No. 1 through Amendment No. 8 and the Initial Schedule 13D, the “Schedule 13D”) and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 9.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On June 23, 2014, the Reporting Persons and the Issuer entered into an agreement (the “Side Agreement”) amending and reflecting certain understandings relating to the Settlement Agreement, effective October 5, 2012 (attached as Exhibit 1 to Amendment No. 3) and the Settlement Agreement Amendment, effective July 14, 2013 (attached as Exhibit 1 to Amendment No. 6), in light of the adoption by the Issuer on June 23, 2014, of an amendment to its stockholder rights plan that turns the stockholder rights plan into a tax asset protection plan. The existing stockholders rights plan was scheduled to terminate on July 1, 2014.

The foregoing summary of the Side Agreement is qualified in its entirety by reference to the full text of the Side Agreement, attached hereto as Exhibit 1 to this Statement, and incorporated into this Item 4 by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The information set forth in Item 4 above and Exhibit 1 to this Statement is incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Side Agreement, dated as of June 23, 2014, by and among the Issuer, Dr. Rachesky, MHR Holdings, Fund Management, Institutional Advisors III, Institutional Partners III, Advisors, Master Account and Capital Partners (100) (incorporated by reference by Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 24, 2014).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2014

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact